SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
Third Quarter 2003 Results1

Rio de Janeiro, Brazil - October 27, 2003

Embratel Participações S.A.
(Embratel Participações or the “Company”)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

THIRD QUARTER REVENUE GROWS 7.8%
EBITDA reaches R$553 million
YTD net income of R$155 million

Highlights

  Net revenues were R$1.8 billion in the third quarter of 2003, increasing 7.8 percent when compared to the previous 2003 quarter. Year-to-date revenues reached R$5.2 billion.

  EBITDA in the quarter was R$553 million representing an increase of 46 percent when compared to the second quarter of 2003. The improvement in EBITDA resulted from stronger revenues, improved operating efficiency, reversal of taxes and accounting reclassification. Better operating performance alone contributed to a 2.8 percentage point EBITDA margin growth.

  Allowance for doubtful accounts dropped for the seventh consecutive quarter to R$81 million or 3.4 percent of gross revenues (4.5 percent of net revenues) compared to 3.9 percent of gross revenues in the second quarter of 2003 and 6.4 percent in the 2002 quarter of comparison.

  Net income in the third quarter of 2003 was R$15 million and was impacted by the effect of the devaluation of the Real vis-a-vis foreign currencies. Year-to-date net income for 2003 was R$155 million compared to a loss of R$738 million in the same 2002 period.

  Cash position increased slightly from the previous 2003 quarter to R$685 million and net debt fell to R$3.3 billion.

  Approximately R$187 million, net of new financing, were amortized during the quarter. In the first nine months of 2003 Embratel reduced total outstanding debt by R$601 million (US$206 million).

  Total capital expenditures in the quarter were R$141 million.

Exhibit 1				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Net Revenues	1,847,055	1,665,674	1,794,864	-2.8%	7.8%	5,585,515	5,169,280	-7.5%

Ebitda	442,451	378,860	552,951	25.0%	46.0%	1,122,157	1,300,654	15.9%
Ebitda Margin	24.0%	22.7%	30.8%	6.9 p.p	8.1 p.p	20.1%	25.2%	5.1 p.p

Ebit	153,864	91,527	266,881	73.5%	191.6%	280,556	435,661	55.3%
Net Income/(Loss)	(549,644)	128,378	15,493	nm	-87.9%	(738,284)	154,539	nm

Data Communication Services

Exhibit 2				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Total Data	455,409	438,061	437,343	-4.0%	-0.2%	1,361,815	1,330,610	-2.3%
Data & Intemet	437,676	416,453	411,234	-6.0%	-1.3%	1,305,186	1,262,430	-3.3%
Wholesale	17,733	21,608	26,109	47.2%	20.8%	56,629	68,180	20.4%

Major contracts renewed this quarter

Embratel's data communications revenues (Data & Internet and wholesale) were R$437 million in third quarter of 2003, remaining flat relative to the previous 2003 quarter. Compared to the same 2002 quarter, net data revenues declined 4.0 percent due to loss of contracts from merged entities (banking and cellular industries) and a generally weak performance of the Internet industry. The decline in Data & Internet revenues was partially offset by the growth in data wholesale revenues resulting from more capacity being made available to SMP providers.

Despite overall market weakness, Embratel has maintained or grown share in most segments of the market. During the quarter the company gained and renewed contracts with major credit card, financial institutions, retailers and car manufacturers.

Year-to-date, Embratel's data revenue were R$1.3 billion representing a decline of 2.3 percent compared to the first nine months of 2002. The main causes for the quarter-over-quarter and year-over-year reduction was the termination of the Service Agreement with the Internet provider UOL (see Press release 9/7/03) and general downturn in the ISP market.

Embratel’s satellite subsidiary continues to do well in both of its main businesses. In the transponder space rental, Star One recently renewed its contract with a large traditional client. In its innovative Internet broadband offering via satellite, it is having excellent acceptance among medium and small business and with government entities. Star One’s new satellite will be a hybrid with 28 C band transponders and 14 Ku band transponders with South American and transcontinental coverage. These capabilities will allow this business to expand once the satellite is launched in late 2005.

Embratel's launch of ISP gains momentum.

Embratel's own free Internet service provider - Click 21™, launched last quarter, has gained over 200,000 subscribers in the first month and a half of nationwide launch. This rapid subscriber growth indicates the provider’s superior quality (storage capacity, fast access, anti-spam and anti-virus features) is being recognized by customers.

Just last week, Embratel launched Click21 Top™, a paid Internet provider service. Click21 Top is a unique offering for small and medium companies of up to 500 employees located in more than 100 Brazilian cities. Embratel will enable these companies to obtain in a single provider a complete Internet solution including - own-domain, automatic email anti-virus, tools to develop their own home-page and send faxes as well as exclusive content. Clients of Click21 Top will benefit from Embratel service quality.

Voice Services

Exhibit 5				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Total Voice	1,325,145	1,150,424	1,270,769	-4.1%	10.5%	4,043,983	3,602,135	-10.9%
Domestic Long Distance	1,092,271	935,867	1,066,901	-2.3%	14.0%	3,345,954	2,957,452	-11.6%
International Long Distance	232,874	214,557	203,868	-12.5%	-5.0%	698,029	644,683	-7.6%

Domestic Long Distance

Tariff increases and SMP revenues led to overall revenue growth

Domestic long distance revenues rose 14 percent quarter-over-quarter to R$ 1.1 billion primarily due to entrance into a new market for long distance SMP services and tariff adjustments. Starting July 6, 2003 customers began to choose long distance carrier for each call originating from a cellular phone. The introduction of this calling mode is being done in phases and will be completed in the fourth quarter of 2003. It also represents a new revenue source for Embratel which more than offsets the loss of wholesale voice revenues from cellular operators. "We were pleased to enter this segment of the long distance market and leverage the strength of our brand to grow revenues", said Jorge Rodriguez, President of Embratel. Basic voice traffic declined partly due to substitution for advanced voice services, which continued to grow in the quarter, and partly due to competition.

Year-over-year domestic long distance revenues declined by 2.3 percent mainly due to lower traffic because of line blocking (despite net unblocking, the number of lines currently blocked still exceed those that were blocked at the end of the third quarter 2002) and competition.

Accumulated in the first nine months of the year, domestic long distance revenue was R$3.0 billion compared to R$3.3 billion in the first nine months of 2002. The decline in revenues is explained by the company's efforts to focus on recurring-profitable clients who are enabling it to grow revenues profitably. This involved preventing delinquent and fraudulent lines from using its services through line blocking. This factor and competition were the main impact on the year-over-year revenue decline.

International Long Distance

International long distance revenue was R$204 million in the third quarter of 2003 representing a 5.0 percent decline from the previous 2003 quarter. Inbound traffic continued to rise but settlement tariffs fell causing overall inbound revenues to decline. Outbound revenues, benefiting also from the use of international SMP, rose due to the tariff increase offsetting the decline in traffic.

Year-to-date, international revenue was R$645 million compared to R$698 million in the first nine months of 2002. This 7.6 percent decline resulted from lower traffic due to line blocking, to competition and to price declines.

Local Services

Embratel ended the third quarter of 2003 with 1,370 Vipline local service clients compared to approximately 900 in June 2003. One of the highlights among client additions was one of the country's main financial institutions. Services to Vipline clients are provided in more than 2000 sites and capacity made available to them also rose slightly more than 50 percent in the quarter.

EBITDA

EBITDA growth and margin improvement continues

Exhibit 10				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Net Revenues	1,847,055	1,665,674	1,794,864	-2.8%	7.8%	5,585,515	5,169,280	-7.5%

Line Costs	874,188	749,337	826,391	-5.5%	10.3%	2,699,222	2,364,630	-12.4%
Other Cost of Service	122,674	123,117	126,894	3.4%	3.1%	341,266	372,398	9.1%
Selling Expenses	279,546	191,872	184,341	-34.1%	-3.9%	822,930	582,411	-29.2%
G & A Expenses	145,371	228,559	154,721	6.4%	-32.3%	614,603	609,263	-0.9%
Others	-17,175	-6,071	-50,434	193.6%	730.7%	-14,663	-60,076	309.7%
Ebitda	442,451*	378,860	552,951	25.0%	46.0%	1,122,157	1,300,654	15.9%
Ebitda Margin	24.00%	22.70%	30.80%	6.9 p.p	8.1 p.p	20.10%	25.20%	5.1 p.p

*Note: Third quarter 2002 EBITDA was adjusted to provide a consistent comparison with the third quarter 2003 EBITDA after reclassification.

EBITDA rose to R$553 million in the third quarter of 2003 compared to R$379 million in the previous 2003 quarter. EBITDA in the third quarter of 2002 was R$442 million.

Following market practice, Embratel reclassified certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. Previously, these expenses were classified either as third party or as taxes both under G & A expenses. The above mentioned reclassification totaled R$51 million for the first nine months of 2003 and were fully charged to the third quarter 2003 financial expense account. A corresponding R$80 million charge relative to the first nine months of 2002 was also reclassified in the third quarter 2002 income statement for comparison purposes.

Exhibit 31 below presents normalized G & A expenses, EBITDA and financial expenses as if the reclassification had been made in each of the quarters since the beginning of 2003.

EBITDA margin rose to 30.8 percent in the third quarter of 2003 from 22.7 percent in the previous 2003 and 24 percent in the third quarter of 2002.

The improvement in EBITDA resulted from stronger revenues, continued decreases in allowance for doubtful accounts, reduction in personnel expenses and lower third party expenses, which more than offset the increase in interconnection costs. Better operating performance alone contributed to a 2.8 percentage point EBITDA margin growth. "Our operating improvement has been consistent over three consecutive quarters", said Jorge Rodriguez, Embratel's President. Another factor that led to a further increase in the EBITDA of the third quarter 2003 was a non-recurring reversal of ICMS provision and Cofins taxes credited to the other operating income account. Lastly, the reclassification mentioned above also impacted EBITDA. Had neither the tax reversal nor the reclassification been made, EBITDA would have been R$458 million, representing an EBITDA margin of 25.5 percent. Exhibit 13 below depicts the major variables that influenced the third quarter 2003 EBITDA.

Exhbit 13		2Q03
EBITDA Evolution	R$ Thous.	EBITDA Margin

(A) 2Q03 EBITDA	378.860	22,7%
3Q03 vs 2Q03:
(B) Additonal Net Revenues	129.190
(C) Sub-Total 1 (C = A + B)	508.050

(D) Increase in Interconnection & Facilities Costs	77.054	Implicit 3Q03	Increase Over
(E) Reduction in Allowance for Doubtful Accounts + Reduction in Personnel and Employee's Profit Sharing - Increase in Other Costs & Expenses	17.704	EBITDA Margin	2Q03 EBITDA Margin
(F) Sub-Total 2 (F = C - D + E)	448.700	25,0%	2,3 pp

		Implicit 3Q03	Increase Over
(G) 3Q03 vs 2Q03 Reduction in Third-Party Services & Taxes*	9.124	EBITDA Margin	2Q03 EBITDA Margin
(H) Sub-Total 3 (H = F + G)	457.824	25,5%	2,8 pp

		Implicit 3Q03	Increase Over
(I) 3Q03 vs 2Q03 Increase in Other Operating Income (Inlcuding the ICMs and Cofins Reversal)	44.363	EBITDA Margin	2Q03 EBITDA Margin
(J) Sub-Total 4 (J = H + I)	502.187	28,0%	5,2 pp

		Reported 3Q03	Increase Over
(K) *Reclassification of Financial Transaction Related Taxes & Expenses	50.764	EBITDA Margin	2Q03 EBITDA Margin
(L) Reported 3Q03 EBITDA (L = K + J)	552.951	30,8%	8,1 pp

Allowance for doubtful accounts dropped for the seventh consecutive quarter to R$81 million, or 3.4 percent of gross revenues (4.5 percent of net revenues). Compared to the third quarter of 2002, this provision fell by 47.2 percent. Since SMP is collected entirely through co-billing, delinquency patterns are subject to the cellular company's objectives, quality standards and efficiency in managing bad debt and fraud on post-paid services. This is a new market for Embratel and the company may make adjustments as the SMP long distance carrier selection process (which has only been in place since July 6, 2003) matures.

Personnel expenses, which in the second quarter of 2003 had been increased by severance payments related to the outsourcing of our IT services to IBM, fell by R$18.4 million quarter-over-quarter and by R$7 million year-over-year. Expenses with third party services fell to R$216 million from R$230 million in the second quarter of 2003. In the third quarter of 2002 third-party expenses were R$ 248 million.

Interconnection costs increased to R$826 million in the third quarter of 2003. This increase results from higher SMP traffic (which has a higher telco cost) and interconnection tariff increases. As a result, telco margin rose to 46 percent in the third quarter of 2003 when compared to 45 percent of net revenues in the previous 2003 quarter. Compared to the same 2002 quarter, telco ratio declined by more than a percentage point.

In the nine months ending September 30, 2003, EBITDA reached 1.3 billion representing a growth of 15.9 percent when compared to the same 2002 period. EBITDA margin (adjusted for the reclassification) rose to 25.2 percent compared to 20.1 percent in the first nine months of 2002. The margin improvement results from improved telco ratio and lower allowance for doubtful receivables.

EBIT

In the third quarter of 2003, EBIT was R$267 million compared to R$92 million in the previous 2003 quarter and R$154 million in the third quarter of 2002.

Year-to-date EBIT was R$436 million representing an operating margin of 8.4 percent and an 55.3 percent increase when compared to the first nine months of 2002.

Net Income

Exhibit 18				% Var	% Var
R$ thousands	3Q02	2Q03	3Q03	YoY	QoQ	9M02	9M03	% Var

Net Income/(Loss)	(549.644)	128.378	15.49	nm	-87,9%	(738.284)	154.539	nm
Shares Outstanding (million shares)	332.629	332.629	332.670	--	0,01%	332.629	332.670	0,0%
Earnings per 1000 shares (R$)	(1,65)	0,39	0,05	nm	-87,9%	(2,22)	0,46	nm

Net income was R$15 million in the third quarter of 2003 compared to a net income of R$128 million in the second quarter of 2003 and a loss of R$550 million in the third quarter of 2002. The quarter-over quarter decline in earnings results from the impact of the depreciation of the Real vis-a-vis the foreign currencies on the company’s unhedged foreign currency debt. The Real depreciated against the US dollar and the Yen between June 30, and September 30, 2003. Compared to the third quarter of 2002, the improvement in net income results from the appreciation of the Real. Between September 30, 2002 and September 30, 2003, the Brazilian currency appreciated relative to the US dollar, 25 percent.

Note that financial expense in the quarter were R$164 million. Of this amount, R$51 million represent expenses related financial transactions such as taxes and expenses reclassified under financial expenses as explained above, and R$113 million were the actual interest expenses comparable to the R$108 million financial expenses of the previous 2003 quarter. In the third quarter 2002, financial expenses would have been R$172 million of which R$80 million are reclassified financial expense related taxes and expenses and the remaining R$92 million are interest expenses per se.

Net income in the first nine months of the year was R$155 million compared to a loss of R$738 million in the same period of the prior year.

Financial Position

Cash position on September 30, 2003 was R$685 million. Embratel ended the quarter with a total outstanding debt of R$4.0 billion. Net debt fell to R$3.3 billion from R$3.4 billion in the previous 2003 quarter. Short term debt (accrued interest, short term debt and current maturity long term debt in the next 12 months) is R$1.4 billion of which R$478 million is part of the financing agreement and therefore will be rolled over for a period of 2 years at each original maturity.

During the quarter Embratel repaid R$187 million of debt, net of new additions, reducing the company's overall outstanding debt. "Our improved cash generation has permitted us to reduce outstanding debt for the third consecutive quarter", said Norbert Glatt, CFO of Embratel. Approximately 86 percent of the debt that matured and was rolled over in the third quarter of 2003 was converted into Reais. Exhibit 21 below has the breakout of Embratel's hedged and Reais debt and respective cost as well as the foreign currency debt and its cost.

The financing for the Star One new satellite - approximately US$200 million (10 year tenor at an all-in-cost of US$ + 5.8 percent) has already been secured and will gradually be disbursed as the construction phases of the satellite are completed.

Exhibit 21	June 30, 2003		Sep 30, 2003

Embratel Participações S.A.	Amounts in		Amounts in		Average Cost	Maturity
	R$ thousands	%	R$ thousands	%	of Debt

Hedged and reais short term debt	1.121.933	63,7%	1.285.719	88,9%	94,68% CDI	up to 1,0 year(s)
Unhedged short term debt	639.632	36,3%	159.724	11,1%	US$ + 6,99%	up to 1,0 year(s)
Total Short Term Debt	1.761.565	42,8%	1.445.443	36,3%

Hedged and reais long term debt	625.121	26,6%	830.528	32,8%	119,55% CDI	up to 4,8 year(s)
Unhedged long term debt	1.729.307	73,4%	1.700.612	67,2%	US$ + 6,76%	up to 6,9 year(s)
Total Long Term Debt	2.354.428	57,2%	2.531.140	63,7%

Hedged and reais total debt	1.747.054	42,4%	2.116.247	53,2%
Unhedged total debt	2.368.939	57,6%	1.860.336	46,8%
Total Total Debt	4.115.993	100,0%	3.976.583	100,0%

Note: The short-term debt reflected above does not include the full benefit of the financing program. Even though contracts have been entered into that require extension of maturities on the debt, the reclassification from short-term to long-term debt only occurs at the time of the original loan maturity.

Receivables

The company's net receivable position on September 30, 2003 was R$1.5 billion. The increase in receivables is associated with the growth in voice revenues. The voice aging profile has continued to improve: 80.9 percent of net voice receivables were current at the end of the third quarter of 2003 compared to 75.7 percent at the end of the second quarter 2003. Despite the increase in receivables, days-sales-outstanding, based on net receivables, remained at the same level as in the previous quarter: 60 days compared to 59 days in the second quarter of 2003.

Exhibit 22	Gross Receivables
Embratel Participações SA	R$ thousands

R$ thousands	Sep 30 2003	Jun 30 2003

Account Receivables
Voice Services	2.641.515	2.470.196
Data, Telco and Other Services	638.137	592.577
Foreign Administrations	211.466	215.248
Gross Receivables	3.491.118	3.278.021
Allowance for Doubtful Accounts	(1.944.283)	(1.864.967)
Net Receivables	1.546.835	1.413.059

Exhibit 23	Net Account Receivables
Embratel Participações SA	2003
R$ thousands	Sep 30	Jun 30

Voice Services	825,257	728,003
Current	80,9%	75,7%
1-60 days	13,8%	18,0%
61-120 days	5,3%	6,3%
> 120 days	0	0

Capex

Total capital expenditures in the quarter were R$141 million. The breakout of this expenditure is the following: local infrastructure and access – 16.3 percent (including PPIs); data and Internet services – 23.0 percent; network infrastructure – 2.1 percent, others - 23.0 percent and Star One - 35.6 percent. Accumulated capex in the first nine months of 2003 was R$283 million. We expect that total capex for 2003 to remain below R$600 million.

Regulatory

Tariffs

On June 27, 2003 Anatel approved average tariff increase using the IGP-DI index as established in the concession agreements. This rate increase was challenged by public authorities in the Brazilian Courts. The rate increase currently in place is based on an injunction dated September 11, 2003 rendered by a Federal Court which altered the IGP-DI index to the IPCA index in the concession contract formula. As such, consumer tariffs as well as interconnection rates were allowed to increase by the IPCA minus the productivity factor. This issue is still subject to an ongoing judicial process and a final decision.

M&A Activity

Early fourth quarter of 2003, Embratel concluded the sale of its Clearinghouse subsidiary. The sale of this asset combined with the sale of its participation in Intelsat in the previous quarter raised US$57 million of cash.

Embratel no longer expects to acquire AT & T Latin America´s five subsidiaries in South America. The company actively participated in this Chapter 11, 363 sale process, up to the point where it thought the acquisition price was consistent and accretive to its business.

The Vesper acquisition has made progress and documentation has been filed to obtain approval for the transaction with the regulatory agencies.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit 26
Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ Thousands	Sep 30, 2003%		Sep 30, 2002%		Jun 30, 2003%		Y-o-Y	Q-o-Q

Revenues
Gross revenues	2.359.208		2.398.959		2.172.030		-1,7%	8,6%
Taxes & other deductions	(564.344)		(551.904)		(506.356)		2,3%	11,5%
Net revenues	1.794.864	100,0%	1.847.055	100,0%	1.665.674	100,0%	-2,8%	7,8%
Net voice revenues	1.270.769	70,8%	1.325.145	71,7%	1.150.424	69,1%	-4,1%	10,5%
Net Domestic long distance	1.066.901	59,4%	1.092.271	59,1%	935.867	56,2%	-2,3%	14,0%
Net International long distance	203.868	11,4%	232.874	12,6%	214.557	12,9%	-12,5%	-5,0%
Net Data communications	437.343	24,4%	455.409	24,7%	438.061	26,3%	-4,0%	-0,2%
Data & Internet	411.234	22,9%	437.676	23,7%	416.453	25,0%	-6,0%	-1,3%
Wholesale	26.109	1,5%	17.733	1,0%	21.608	1,3%	47,2%	20,8%
Net Other services	86.752	4,8%	66.501	3,6%	77.189	4,6%	30,5%	12,4%

Net revenues	1.794.864	100,0%	1.847.055	100,0%	1.665.674	100,0%	-2,8%	7,8%
Cost of Services	(953.285)	-53,1%	(996.862)	-54,0%	(872.454)	-52,4%	-4,4%	9,3%

Personnel	(52.627)	-2,9%	(51.791)	-2,8%	(55.207)	-3,3%	1,6%	-4,7%
Third-party services	(52.513)	-2,9%	(56.777)	-3,1%	(55.676)	-3,3%	-7,5%	-5,7%
Interconnection & facilities	(826.391)	-46,0%	(874.188)	-47,3%	(749.337)	-45,0%	-5,5%	10,3%
Other	(21.754)	-1,2%	(14.106)	-0,8%	(12.234)	-0,7%	54,2%	77,8%
Selling expenses	(184.341	-10,3%	(279.546)	-15,1%	(191.872)	-11,5%	-34,1%	-3,9%

Personnel	(58.242)	-3,2%	(61.694)	-3,3%	(59.253)	-3,6%	-5,6%	-1,7%
Third-party services	(43.318)	-2,4%	(62.150)	-3,4%	(45.753)	-2,7%	-30,3%	-5,3%
Allowance for doubtful accounts	(80.766)	-4,5%	(152.970)	-8,3%	(84.353)	-5,1%	-47,2%	-4,3%
Others	(2.015)	-0,1%	(2.732)	-0,1%	(2.513)	-0,2%	-26,2%	-19,8%
G & A expenses	(154.721)	-8,6%	(145.371)	-7,9%	(228.559)	-13,7%	6,4%	-32,3%

Personnel	(27.812)	-1,5%	(32.339)	-1,8%	(42.636)	-2,6%	-14,0%	-34,8%
Third-party services	(120.269)	-6,7%	(128.963)	-7,0%	(128.336)	-7,7%	-6,7%	-6,3%
Taxes	13.758	0,8%	32.291	1,7%	(32.465)	-1,9%	-57,4%	nm
Employee profit sharing	(9.241	-0,5%	(8.197)	-0,5%	(12.097)	-0,7%	12,7%	-23,6%
Others	(11.157)	-0,6%	(8.163)	-0,4%	(13.025)	-0,8%	36,7%	-14,3%
Other operating income/(expense)	50.434	2,8%	17.175	0,9%	6.071	0,4%	193,6%	730,7%
EBITDA	552.951	30,8%	442.451*	24,0%	378.860	22,7%	25,0%	46,0%
Depreciation and amortization	(286.070)	-15,9%	(288.587)	-15,6%	(287.333)	-17,3%	-0,9%	-0,4%
Operating income (EBIT)	(266.881)	14,9%	153.864	8,3%	91.527	5,5%	73,5%	191,6%
Financial income (including monetary and exchange variation)	71.252	4,0%	262.933	14,2%	(26.619)	-1,6%	-72,9%	nm

Financial income	73.140	4,1%	55.213	3,0%	57.591	3,5%	32,5%	27,0%
Monetary and exchange variation	(1.888)	-0,1%	207.720	11,2%	(84.210)	-5,1%	nm	-97,8%
Financial expense (including monetary and exchange variation)	(303.287)	-16,9%	(1.287.148)	-69,7%	271.894	16,3%	-76,4%	nm

Financial expense	(164.495)	-9,2%	(172.178)	-9,3%	(108.086)	-6,5%	-4,5%	52,2%
Monetary and exchange variation	(138.792)	-7,7%	(1.114.970)	-60,4%	379.980	22,8%	-87,6%	nm
Other non-operating income/(expense)	(4.551)	-0,3%	7.586	0,4%	(121.996)	-7,3%	nm	-96,3%
Net income / (loss) before tax and minority interest	30.295	1,7%	(862.765)	-46,7%	214.806	12,9%	nm	-85,9%

Income tax and social contribution	(6.406)	-0,4%	309.236	16,7%	(76.576)	-4,6%	nm	-91,6%
Minority interest	(8.396)	-0,5%	3.885	0,2%	(9.852)	-0,6%	nm	-14,8%
Net income / (loss)	15.493	0,9%	(549.644)	-29,8%	128.378	7,7%	nm	-87,9%

End of period shares outstanding (000)	332.669.911		332.629.361		332.629.361
Earnings per 1000 shares	0,05		(1,65)		0,39

* 3Q02 has been adjusted to reflect the same reclassification made in 3Q03.

Exhibit 27
Embratel Participações SA
Consolidated Income Statement - Corporate Law	Nine-months period ending				% change

R$ Thousands	Sep 30, 2003%		Sep 30, 2002%		Y-o-Y

Revenues
Gross revenues	6.712.929		7.229.276		-7,1%
Taxes & other deductions	(1.543.649)		(1.643.761)	-6,1%
Net revenues	5.169.280	100,0%	5.585.515	100,0%	-7,5%
Net voice revenues	3.602.135	69,7%	4.043.983	72,4%	-10,9%
Net Domestic long distance	2.957.452	57,2%	3.345.954	59,9%	-11,6%
Net International long distance	644.683	12,5%	698.029	12,5%	-7,6%
Net Data communications	1.330.610	25,7%	1.361.815	24,4%	-2,3%
Data & Internet	1.262.430	24,4%	1.305.186	23,4%	-3,3%
Wholesale	68.180	1,3%	56.629	1,0%	20,4%
Net Other services	236.535	4,6%	179.717	3,2%	31,6%

Net revenues	5.169.280	100,0%	5.585.515	100,0%	-7,5%
Cost of Services	(2.737.028)	-52,9%	(3.040.488)	-54,4%	-10,0%

Personnel	(157.377)	-3,0%	(158.045)	-2,8%	-0,4%
Third-party services	(166.657)	-3,2%	(150.147)	-2,7%	11,0%
Interconnection & facilities	(2.364.630)	-45,7%	(2.699.222)	-48,3%	-12,4%
Other	(48.364)	-0,9%	(33.074)	-0,6%	46,2%
Selling expenses	(582.411)	-11,3%	(822.930)	-14,7%	-29,2%

Personnel	(174.376)	-3,4%	(181.196)	-3,2%	-3,8%
Third-party services	(129.905)	-2,5%	(144.008)	-2,6%	-9,8%
Allowance for doubtful accounts	(271.272)	-5,2%	(489.677)	-8,8%	-44,6%
Others	(6.858)	-0,1%	(8.049)	-0,1%	-14,8%
G&A expenses	(609.263)	-11,8%	(614.603)	-11,0%	-0,9%

Personnel	(100.511)	-1,9%	(100.733)	-1,8%	-0,2%
Third-party services	(381.972)	-7,4%	(401.226)	-7,2%	-4,8%
Taxes	(55.451)	-1,1%	(65.370)	-1,2%	-15,2%
Employee profit sharing	(34.865)	-0,7%	(23.189)	-0,4%	50,4%
Others	(36.464)	-0,7%	(24.085)	-0,4%	51,4%
Other operating income/(expense)	60.076	1,2%	14.663	0,3%	309,7%
EBITDA	1.300.654	25,2%	1.122.157	20,1%	15,9%
Depreciation and amortization	(864.993)	-16,7%	(841.601)	-15,1%	2,8%
Operating income (EBIT)	435.661	8,4%	280.556	5,0%	55,3%
Financial income (including monetary and exchange variation)	92.143	1,8%	454.294	8,1%	-79,7%

Financial income	182.462	3,5%	126.816	2,3%	43,9%
Monetary and exchange variation	(90.319)	-1,7%	327.478	5,9%	nm
Financial expense (including monetary and exchange variation)	(86.916)	-1,7%	(2.157.204)	-38,6%	nm

Financial expense	(365.968)	-7,1%	(339.113)	-6,1%	7,9%
Monetary and exchange variation	279.052	5,4%	(1.818.091)	-32,6%	nm
Other non-operating income/(expense)	(166.024)	-3,2%	209.703	3,8%	nm
Net income / (loss) before tax and minority interest	274.864	5,3%	(1.212.651)	-21,7%	nm
Income tax and social contribution	(95.088)	-1,8%	475.107	8,5%	nm
Minority interest	(25.237)	-0,5%	(740)	0,0%	nm
Net income / (loss)	154.539	3,0%	(738.284)	-13,2%	nm

End of period shares outstanding (000)	332.669.911		332.629.361
Earnings per 1000 shares	0,46		(2,22)

Exhibit 28
Embratel Participações SA	Quarter ending						% change

Consolidated Income Statement - Corporate Law	2003		2002		2003
R$ thousands	Sep 30%		Sep 30%		Jun 30%		Y-o-Y	Q-o-Q

Revenues
Gross revenues	2.359.208		2.398.959		2.172.030		-1,7%	8,6%
Taxes & other deductions	(564.344)		(551.904)		(506.356)		2,3%	11,5%
Net revenues	1.794.864	100,0%	1.847.055	100,0%	1.665.674	100,0%	-2,8%	7,8%

Personnel	(138.681)	-7,7%	(145.824)	-7,9%	(157.096)	-9,4%	-4,9%	-11,7%
Third-party services	(216.100)	-12,0%	(247.890)	-13,4%	(229.765)	-13,8%	-12,8%	-5,9%
Interconnection & facilities	(826.391)	-46,0%	(874.188)	-47,3%	(749.337)	-45,0%	-5,5%	10,3%
Allowance for doubtful accounts	(80.766)	-4,5%	(152.970)	-8,3%	(84.353)	-5,1%	-47,2%	-4,3%
Taxes	13.758	0,8%	32.291	1,7%	(32.465)	-1,9%	-57,4%	nm
Employees' profit sharing	(9.241)	-0,5%	(8.197)	-0,4%	(12.097)	-0,7%	12,7%	-23,6%
Others	(34.926)	-1,9%	(25.001)	-1,4%	(27.772)	-1,7%	39,7%	25,8%
Total Operating Costs/Expenses	(1.292.347)	-72,0%	(1.421.779)	-77,0%	(1.292.885)	-77,6%	-9,1%	0,0%
Other operating income/(expense)	50.434	2,8%	17.175	0,9%	6.071	0,4%	193,6%	730,7%
EBITDA	552.951	30,8%	442.451*	24,0%	378.860	22,7%	25,0%	46,0%
Net income / (loss)	15.493	0,9%	(549.644)	-29,8%	128.378	7,7%	nm	-87,9%

End of period shares outstanding (000)	332.669.911		332.629.361		332.629.361
Earnings per 1000 shares	0,05		(1,65)		0,39

* 3Q02 has been adjusted to reflect the same reclassification made in 3Q03.

Exhibit 29
Embratel Participações SA	Quarter ending				% change

Consolidated Income Statement - Corporate Law	2003		2002
R$ thousands	Sep 30%		Sep 30%		Y-o-Y

Revenues
Gross revenues	6.712.929		7.229.276		-7,1%
Taxes & other deductions	(1.543.649)		(1.643.761)		-6,1%
Net revenues	5.169.280	100,0%	5.585.515	100,0%	-7,5%

Personnel	(432.264)	-8,4%	(439.974)	-7,9%	-1,8%
Third-party services	(678.534)	-13,1%	(695.381)	-12,4%	-2,4%
Interconnection & facilities	(2.364.630)	-45,7%	(2.699.222)	-48,3%	-12,4%
Allowance for doubtful accounts	(271.272)	-5,2%	(489.677)	-8,8%	-44,6%
Taxes	(55.451)	-1,1%	(65.370)	-1,2%	-15,2%
Employees' profit sharing	(34.865)	-0,7%	(23.189)	-0,4%	50,4%
Others	(91.686)	-1,8%	(65.208)	-1,2%	40,6%
Total Operating Costs/Expenses	(3.928.702)	-76,0%	(4.478.021)	-80,2%	-12,3%
Other operating income/(expense)	60.076	1,2%	14.663	0,3%	309,7%
EBITDA	1.300.654	25,2%	1.122.157	20,1%	15,9%
Net income / (loss)	154.539	3,0%	(738.284)	-13,2%	nm

End of period shares outstanding (000)	332.669.911		332.629.361
Earnings per 1000 shares	0,46		(2,22)

Exhibit 30
Embratel Participações SA
Corporate Law - Consolidated Balance Sheet
R$ thousands	Sep 30, 2003	Jun 30, 2003

Assets

Cash and cash equivalents	685.132	662.448
Account receivables, net	1.546.835	1.413.059
Deferred and recoverable taxes	516.651	499.571
Other current assets	236.530	334.768
Current assets	2.985.148	2.909.846
Deferred and recoverable taxes	1.197.007	1.153.229
Legal deposits	348.533	321.464
Other non-current assets	38.345	38.356
Non-current assets	1.583.885	1.513.049
Investments	81.564	80.215
Net property, plant & equipment	7.226.552	7.368.815
Deferred fixed assets	-	-
Permanent assets	7.308.116	7.449.030
Total assets	11.877.149	11.871.925

Liabilities and shareholders' equity
Personnel, charges and social benefits	110.944	111.460
Accounts payable and accrued expenses	1.518.537	1.429.276
Taxes and contributions	313.276	278.281
Dividends and interest on capital payable	19.626	19.645
Short term debt and current portion of long term debt	1.445.443	1.761.565
Provisions for contigencies	50.504	50.250
Actuarial liabilities -Telos	65.390	67.315
Employee profit sharing	37.888	50.744
Subsidiaries and associated companies	12.536	8.399
Other current liabilities	137.464	129.516
Current liabilities	3.711.608	3.906.451
Taxes and contributions	53.025	53.026
Long term debt	2.531.140	2.354.428
Actuarial liabilities -Telos	323.662	314.375
Other non-current liabilities	15.813	22.404
Non-current liabilities	2.923.640	2.744.233
Deferred income	113.933	117.426
Minority interest	249.404	241.008
Paid-in capital	2.273.913	2.273.913
Income reserves	1.912.113	1.912.113
Treasury stock	(40.680	(41.635)
Retained earnings	733.218	718.416
Shareholders' equity	4.878.564	4.862.807
Total liabilities and shareholders' equity	11.877.149	11.871.925

Total borrowed funds	3.976.583	4.115.993
Net debt	3.291.451	3.453.545
Net debt/Shareholders equity	0,67	0,71

Exhibit 31
Embratel Participações SA
Normalized for the Reclassification of Financial Expense Related Taxes and other Expenses
Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ Thousands	Sep 30, 2003%		Sep 30, 2002%		Jun 30, 2003%		Y-o-Y	Q-o-Q

Net revenues	1.794.864	100,0%	1.847.055	100,0%	1.665.674	100,0%	-2,8%	7,8%
G & A expenses	(188.867)	-10,5%	(193.946)	-10,5%	(216.170)	-13,0%	-2,6%	-12,6%

Personnel	(27.812)	-1,5%	(32.339)	-1,8%	(42.636)	-2,6%	-14,0%	-34,8%
Third-party services	(126.902)	-7,1%	(134.687)	-7,3%	(124.976)	-7,5%	-5,8%	1,5%
Taxes	(13.755)	-0,8%	(10.571)	-0,6%	(23.436)	-1,4%	30,1%	-41,3%
Employee profit sharing	(9.241)	-0,5%	(8.197)	-0,4%	(12.097)	-0,7%	12,7%	-23,6%
Others	(11.157)	-0,6%	(8.163)	-0,4%	(13.025)	-0,8%	36,7%	-14,3%
Other operating income/(expense)	50.434	2,8%	17.175	0,9%	6.071	0,4%	193,6%	730,7%
EBITDA	518.805	28,9%	393.865	21,3%	391.249	23,5%	31,7%	32,6%
Depreciation and amortization	(286.070	-15,9%	(288.587)	-15,6%	(287.333)	-17,3%	-0,9%	-0,4%
Operating income (EBIT)	232.735	13,0%	105.289	5,7%	103.916	6,2%	121,0%	124,0%
Financial income (including monetary and exchange variation)	71.252	4,0%	262.933	14,2%	(26.619)	-1,6%	-72,9%	nm

Financial income	73.140	4,1%	55.213	3,0%	57.591	3,5%	32,5%	27,0%
Monetary and exchange variation	(1.888)	-0,1%	207.720	11,2%	(84.210)	-5,1%	nm	-97,8%

Financial expense (including monetary and exchange variation)	(269.141)	-15,0%	(1.238.562)	-67,1%	259.505	15,6%	-78,3%	nm
Financial expense	(130.349)	-7,3%	(123.592)	-6,7%	(120.475)	-7,2%	5,5%	8,2%
Monetary and exchange variation	(138.792)	-7,7%	(1.114.970)	-60,4%	379.980	22,8%	-87,6%	nm

Other non-operating income/(expense)	(4.551)	-0,3%	7.586	0,4%	(121.996)	-7,3%	nm	-96,3%
Net income / (loss) before tax and minority interest	30.295	1,7%	(862.765)	-46,7%	214.806	12,9%	nm	-85,9%
Income tax and social contribution	(6.406)	-0,4%	309.236	16,7%	(76.576)	-4,6%	nm	-91,6%

Minority interest	(8.396)	-0,5%	3.885	0,2%	(9.852)	-0,6%	nm	-14,8%
Net income / (loss)	15.493	0,9%	(549.644)	-29,8%	128.378	7,7%	nm	-87,9%

-----//-----

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.